David W. Ghegan 404.885.3139 telephone 404.962.6599 facsimile david.ghegan@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

November 7, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Terence O’Brien, Branch Chief

Re:     PRGX Global, Inc.

           Form 10-K

           Filed March 13, 2013

           File No. 0-28000

Dear Mr. O’Brien:

On behalf of our client, PRGX Global, Inc. (the “Company,” “we,” “us” or “our”), we have set forth herein the Company’s response to the comment contained in the comment letter, dated October 24, 2013 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), with respect to the Definitive Proxy Statement on Schedule 14A filed by the Company on April 30, 2013 (File No. 000-28000) (the “Proxy Statement”).

For your convenience, we have set forth the comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraph in this letter corresponds to the numbered paragraph of the Comment Letter.

Definitive Proxy Statement on Schedule 14A filed on April 30, 2013

2012 Compensation Decisions, page 27

1.	We note your disclosure that you increased your CFO’s base salary by 5% because his base salary and total compensation was below 50th percentile of market compensation for that position. As it appears that you engage in benchmarking of executive compensation, in future filings, please disclose where executive compensation payments fell with respect to the peer group companies for each named executive officer, explaining also whether you benchmark specific elements of executive compensation or total compensation. As noted in comment 8 in our letter dated August 5, 2011, to the extent actual compensation was outside a targeted percentile range, please explain why.

ATLANTA     BEIJING    CHICAGO    HONG KONG    NEW YORK    NORFOLK    ORANGE COUNTY    PORTLAND

RALEIGH    RICHMOND    SAN DIEGO    SHANGHAI    TYSONS CORNER    VIRGINIA BEACH    WASHINGTON, DC

Mr. Terence O’Brien

United States Securities and Exchange Commission

November 7, 2013

Response

In response to the Staff’s comment, the Company’s Compensation Committee does not target specific compensation levels derived from other companies’ compensation data, but rather reviews external market compensation information to ensure that the Company’s compensation and pay practices remain competitive. This market review is performed by the Compensation Committee with compensation data from the company’s peer group and compensation surveys, as provided by its compensation consultant, Pearl Meyer & Partners, to obtain a general understanding of current market compensation practices.

When reviewing market compensation data in 2012, the Compensation Committee noted that the base salary and total cash compensation of the Company’s CFO were below the 50th percentile of market compensation and, as described on page 22 of the Proxy Statement, determined to raise the CFO’s base salary by 5% in recognition of his performance in 2011 and to increase the competitiveness of his compensation. The Compensation Committee did not target the 50th percentile and the 5% increase was not given with the intent of raising the CFO’s base salary and total cash compensation to the 50th percentile.

The Compensation Committee does not target specific compensation levels when reviewing market compensation data and accordingly, the Company believes that it has adequately described the Compensation Committee’s review of market compensation data in the Proxy Statement on page 24, which states:

“Although it is not tied to any particular compensation formula for the compensation of its named executive officers, the Compensation Committee periodically reviews external market data from peer companies and relevant compensation surveys, including data regarding base salaries, total cash compensation (salary plus target bonus), and total direct compensation (total cash compensation plus equity grant value). This data is among many of the variables, including the performance, potential and strategic fit of the named executive officer, considered by the Committee when making compensation decisions.”

*        *        *         *        *

Mr. Terence O’Brien

United States Securities and Exchange Commission

November 7, 2013

In preparing our response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on our filings. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3139.

Sincerely,

/s/ David W. Ghegan

David W. Ghegan

cc:         Robert B. Lee, PRGX Global, Inc.

              Victor A. Allums, PRGX Global, Inc.